Exhibit 99.1

September 30, 2019

Open Letter to the Shareholders of Spark Networks SE,

2019 has already been the most eventful year in Spark’s history. We have closed our largest acquisition to date which has meant growing our team, our Board of Directors and our shareholder base while also accelerating our expansion in North America. While these changes have been intentional and positive for our operations, shares of Spark have lost more than a third of their value thus far in 2019 and over 50% since the deal closed on July 1, 2019. It is our belief that these losses are largely the result of concentrated share sales by a minority of our shareholder base and not the result of financial or operational under-performance. We believe the shareholders who have chosen to sell their shares are primarily early stage investors in Zoosk and Affinitas that were looking for liquidity after 10 years and who have a low-cost base in their Spark holdings. Since the close of the Zoosk transaction, over five million Spark shares have traded, representing 20% of our total shares outstanding. We are hopeful that the elevated trading volume over the last three months has helped clear a significant portion of the aforementioned seller “overhang” in our shareholder base.

Nevertheless, we are disappointed with this development in our share price and we are also keenly aware that our status as a foreign private issuer and our bi-annual reporting frequency may make it difficult for our owners to monitor our progress. Therefore, we are introducing periodic shareholder letters to fill the gaps within our reporting calendar. We will use these letters to update our shareholders on developments within Spark.

Our Market

The Dating industry continues to benefit from growing acceptance of meeting romantic partners online. In the last five years, studies show that meeting online has become the most popular way couples meet, eclipsing meeting through friends for the first time around 20131. With nearly 40% of romantic relationships now beginning online, we believe that the increased usage of online dating sites and applications will be a long-term tailwind for Spark, as we continue to expand our portfolio both geographically and across a growing list of unique brands.

1 “Disintermediating your friends: How Online Dating in the United States displaces other ways of meeting”. Rosenfeld, Thomas & Hausen. Published in 2019 in the Proceedings of the National Academy of Sciences, Volume 116, issue 36.

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Within the Dating market there are, broadly speaking, two distinct customer segments: casual dating and serious relationships. The market for casual dating has seen significant growth in recent years. This growth is best evidenced by the expansion of Tinder to over $1 billion in annual revenue since its launch in 2012. While Tinder is the biggest player in the casual market there are also others that compete with specialized offerings and differentiated products such as Bumble and Grindr. These offerings have resonated with younger consumers, and often employ “freemium” revenue models which prioritize engagement ahead of monetization.

The market for serious relationships, in contrast, has not grown rapidly in the past few years and continues to be dominated by established brands with strong local offerings like Match.com, Parship in Germany, and our Zoosk, Christian Mingle and EliteSingles brands. Consumers looking for serious relationships tend to be over 40 years of age and exhibit a higher willingness to pay for a premium product. Accordingly, the vast majority of the leading serious dating brands generate the bulk of their revenues through subscription fees.

Our Strategy

We are active in the market of serious relationships and have grown in recent years through a combination of organic growth and also by acquiring and integrating local, niche market leaders. Through the acquisitions of Jdate, JSwipe, and Christian Mingle, Attractive World in France, and Zoosk we have quadrupled our revenue from €60 million in 2015 to approximately €250 million on a pro forma basis in 20182. Our Adjusted EBITDA growth has outpaced our Revenue growth, expanding from less than €2 million in 2015 to over €30 million on a pro forma basis in 20182. We believe that there is significant operating leverage in our business model, and we have an established track record of leveraging our low-cost Berlin operations to support our increasing portfolio of brands.

Our strategy can be divided into three phases:

Phase 1: Reach critical scale to unlock profitability potential

Through the acquisition of Zoosk we have more than doubled our revenue base and are progressing toward our goal of delivering over $50 million in 2020 adjusted EBITDA (€45 million) once the acquisition has been fully integrated. This EBITDA target represents a margin of roughly 20%, which is still below the 30-40% margin we believe to be the long-term potential of a dating company with our scale. As we mentioned in our earnings call last month, we are on track with our integration efforts at Zoosk and have consolidated our marketing teams and technology efforts, allowing us to reduce headcount by 40% without negatively impacting our operational or marketing efficiency as we leverage our more sophisticated Berlin setup. We are continuing to remove overhead costs from Zoosk while also working to improve marketing efficiency and customer conversion rates within the Zoosk platform. We expect to shed more than two-thirds of the San Francisco headcount by year end, 80% by the end of April 2020, and to fully exit San Francisco by the end of June 2020.

2 Pro Forma results are inclusive of Zoosk full year results.

Phase 2: Consolidate the serious dating segment and build a profitable core

We believe that over the next five years a clear global leader in serious dating will arise alongside the Match Group and that we are well positioned to emerge as that leader. While there is little growth in this segment of the market, we expect this to become a highly profitable core for our business, in a similar way to what the Match Group has with Match.com, OurTime, and OkCupid. With meaningful market share in the US and Europe, experience successfully integrating acquisitions, and the know-how to launch differentiated new brands, we have the scale, the technological platform, and the experience to capitalize upon the opportunity at hand. To this end, we are building a single, highly-flexible, shared technology platform to efficiently support our global portfolio of serious dating brands.

Phase 3: New Growth Initiatives

We have a strong track record of successfully launching new brands and entering new geographies. In 2015 we entered the US market for the first time with EliteSingles, four years later we have become the second largest player in North America. In 2017 we launched SilverSingles, our newest brand targeting users over 50 years of age, a brand that has quickly become our largest growth driver and a key player in its niche. Our near-term focus is to realize all the Zoosk synergies, in order to drive increases in profitability and de-lever our balance sheet. Looking to 2020 and beyond, we expect to utilize a portion of the cash generated by our serious dating brands to augment our portfolio through new freemium product launches and further geographic expansion.

Current performance

As we first announced in March of this year, and have reiterated multiple times – most recently within our mid-year earnings announcement a few weeks ago – we remain focused on integrating the Zoosk acquisition and delivering over $50 million in 2020 Adjusted EBITDA. We remain very confident in our ability to achieve this goal, and believe that the resulting cash generation will provide us with the financial flexibility to first lower our cost of capital and then make responsible investments in marketing and product initiatives that will drive Spark’s long-term growth.

Finally, we would like to use the opportunity to welcome Bert Althaus, our new CFO. Bert was previously Senior Vice President of Finance for home24 SE (H24.DE), a German-listed leader in online-furniture retailing across Europe and Latin America. We expect Bert’s experiences helping to scale a diverse and high-growth organization to prove valuable as Spark continues to expand in the coming years.

We hope that this letter has helped to shed more light on our plans and the status of our progress.

The Spark Networks Management Team

Safe Harbor Statement:

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, statements involving known and unknown risks, uncertainties, and other factors that may cause Spark Networks' performance or achievements to be materially different from those of any expected future results, performance, or achievements.

Any statements in this letter that are not statements of historical fact may be considered to be forward-looking statements. Written words, such as "believes," "hopes," "intends," "estimates," "expects," "projects," "plans," "anticipates," and variations thereof, or the use of future tense, identify forward-looking statements. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. These forward-looking statements include statements regarding expected future trading in our shares and fluctuation of our share prices, our ability to expand our portfolio, expectations about the growth of the Dating market, expected synergies resulting from our acquisition of Zoosk, and our positioning to deliver Adjusted EBITDA of over $50 million in 2020. There are a number of factors that could cause actual results and developments to differ materially, including, but not limited to, the risk that the benefits, including expected cost synergies, from the acquisition of Zoosk may not be fully realized or may take longer to realize than expected; risks related to the degree of competition in the markets in which Spark Networks operates; risks related to our ability to stabilize our business; risks related to our ability to achieve over $50 million of Adjusted EBITDA in 2020; risks related to disruption of management's attention from Spark Networks' ongoing business operations due to the acquisition of Zoosk; the ability of Spark Networks to retain and hire key personnel, operating results and business generally; Spark Networks' ability to continue to control costs and operating expenses; Spark Networks' ability to achieve intended cost savings; the ability to promptly and effectively integrate the businesses of Spark Networks and Zoosk.; Spark Networks' ability to generate cash from operations, lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; Spark Networks' ability to raise outside capital and to repay debt as it comes due; Spark Networks' ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by Spark Networks' competitors; Spark Networks' ability to maintain strong relationships with branded channel partners; changes in Spark Networks' share price due to broader stock market movements and the performance of peer group companies; Spark Networks' ability to enforce intellectual property rights and protect their respective intellectual property; and general competition and price measures in the market place; general economic conditions. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" in Spark Networks' Annual Report on Form 20-F for the year ended December 31, 2018 and in other sections of our filings with the Securities and Exchange Commission ("SEC"), and in our other current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this letter are made as of the date hereof, based on information available to Spark Networks as of the date hereof, and Spark Networks assumes no obligation to update any forward-looking statement except as required by law.

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